Renee Laws
(617) 235 4975
renee.laws@ropesgray.com

January 6, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:    Ms. Monique Botkin

Re:    GMO Trust (File Nos. 002-98772 and 811-04347) (the “Trust” or “Registrant”) – Response to Comment Regarding Information Statement on Schedule 14C

Ladies and Gentlemen:

On December 31, 2013, Monique Botkin of the staff (the “Staff”) of the Securities and Exchange Commission provided an oral comment to Renee Laws of Ropes & Gray LLP, counsel to the Registrant, regarding the Trust’s Preliminary Information Statement on Schedule 14C (the “Information Statement”) filed pursuant to Section 14(c) of the Securities and Exchange Act of 1934, as amended, on behalf of GMO Short-Duration Collateral Fund (the “Fund”). We respectfully submit this comment response letter on behalf of the Trust in response to your comment and have, for your convenience, summarized the Staff’s comment, followed by the Trust’s response, below.

Comment: Please clarify that, in connection with the Fund beginning to pursue an active investment program, it will no longer be gradually liquidating its portfolio.

Response: The requested change has been made.

Very truly yours,

/s/ Renee Laws

Renee Laws

cc: Jason Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Thomas R. Hiller, Esq., Ropes & Gray LLP

Elizabeth J. Reza, Esq., Ropes & Gray LLP